May 28, 2009

VIA EDGAR

US Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

Attention: Damon Colbert

Re:	HC Innovations, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 27, 2009 Form 10-Q for Fiscal Quarter Ended March 31, 2009 Filed May 15, 2009 File No. 000-52197

Dear Mr. Colbert;

HC Innovations, Inc. (the “Company”) hereby respectfully requests an extension of ten (10) business days, or until June 11, 2009, within which to file its response to your comments dated May 20, 2009.

The Company is currently working with counsel and its auditors in order make the necessary changes to both the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”) and the Form 10-Q (the “form 10-Q”) for the Fiscal Quarter ended March 31, 2009 and requires the additional time requested to ensure that all comments are sufficiently and accurately addressed. The Company anticipates that the amendments to the Form 10-K and the Form 10-Q will be filed within the time requested.

We hope for your kind consideration regarding this matter. Should you have any clarifications regarding this request, please do not hesitate to contact the undersigned at 203-538-8012.

Sincerely,

R. Scott Walker
Chief Financial Officer